PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

Financial Statements

and

Independent Auditors’ Report

December 31, 2016 and 2015

Rayton Solar, Inc.

The accompanying notes are an integral part of these financial statements.

F-1

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

Rayton Solar, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Rayton Solar, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayton Solar, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

May 10, 2017

F-2

RAYTON SOLAR, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
Assets
Current assets:
Cash	$331,177	$364,351
Other current assets	6,300	6,300
Current assets	337,477	370,651

Property and equipment, net	27,108	18,666
Deferred offering costs	92,510	-
Other assets	5,523	5,523
Total assets	$462,618	$394,840

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$58,317	$67,348
Accrued liabilities	9,116	2,642
Current liabilities	67,433	69,990

Long-term convertible debt - related party	150,000	150,000
Total liabilities	217,433	219,990

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Common stock, par value $0.0001; 200,000,000 shares authorized; 137,616,984 and 104,325,383 issued and outstanding, as of December 31, 2016 and 2015, respectively	13,762	10,433
Additional paid-in capital	3,055,850	1,152,982
Subscription receivable	(8,500)	(8,500)
Accumulated deficit	(2,815,927)	(980,065)
Total stockholders' equity	245,185	174,850
Total liabilities and stockholders' equity	$462,618	$394,840

The accompanying notes are an integral part of these financial statements.

F-3

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Year Ended December 31, 2016	Year Ended December 31, 2015

Revenues	$-	$-

Operating Expenses:
General and Administrative	930,927	434,915
Sales and marketing	491,948	110,825
Research and development	407,199	181,265
Total operating expenses	1,830,074	727,005

Loss from operations	(1,830,074)	(727,005)

Other income (expense):
Interest expense	(4,988)	(2,641)
Other income	-	4,684
Total other expense	(4,988)	2,043

Income before provision for income taxes	(1,835,062)	(724,962)

Provision for income taxes	800	800

Net loss	$(1,835,862)	$(725,762)

Weighted average earnings per share outstanding - basic and diluted	$(0.02)	$(0.01)
Weighted average shares outstanding - basic and diluted	114,363,614	90,122,146

The accompanying notes are an integral part of these financial statements.

F-4

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders' Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
December 31, 2014	79,957,116	$7,996	$259,220	$(63,500)	$(254,303)	$(50,587)

Sale of common stock for cash	24,368,267	2,437	855,508	-	-	857,945
Subscription received	-	-	-	55,000		55,000
Contributed capital - related party	-	-	19,500	-	-	19,500
Stock option compensation	-	-	18,754	-	-	18,754
Net loss	-	-	-	-	(725,762)	(725,762)
December 31, 2015	104,325,383	$10,433	$1,152,982	$(8,500)	$(980,065)	$174,850

Sale of common stock for cash	29,291,601	2,929	1,567,171	-	-	1,570,100
Subscription received	-	-	-	-	-	-
Common stock issued for services	4,000,000	400	303,600	-	-	304,000
Stock option compensation	-	-	32,097	-	-	32,097
Net loss	-	-	-	-	(1,835,862)	(1,835,862)
December 31, 2016	137,616,984	$13,762	$3,055,850	$(8,500)	$(2,815,927)	$245,185

The accompanying notes are an integral part of these financial statements.

F-5

RAYTON SOLAR, INC.

STATEMENTS CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Year Ended December 31, 2016	Year Ended December 31, 2015

Cash flows from operating activities:
Net loss	$(1,835,862)	$(725,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,122	6,622
Stock-based compensation	336,097	18,754
Changes in operating assets and liabilities:
Other current assets	-	(2,300)
Accounts payable	(9,031)	43,827
Accrued liabilities	6,474	2,642
Net cash used in operating activities	(1,491,200)	(656,217)

Cash flows from investing activities:
Purchase of property and equipment	(19,564)	(25,288)
Net cash used in investing activities	(19,564)	(25,288)

Cash flows from financing activities:
Proceeds from related party convertible debt	-	150,000
Proceeds from sale of common stock	1,570,100	912,945
Deferred offering costs	(92,510)	-
Repayment of related party advances	-	(40,000)
Contributed capital	-	19,500
Net cash provided by financing activities	1,477,590	1,042,445

Increase in cash and cash equivalents	(33,174)	360,940
Cash and cash equivalents, beginning of year	364,351	3,411
Cash and cash equivalents, end of year	$331,177	$364,351

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$800	$-

The accompanying notes are an integral part of these financial statements.

F-6

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Rayton Solar, Inc. was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company has developed a photovoltaic (solar) panel manufacturing technology that allows for solar energy panels to be manufactured at a fraction of the current manufacturing cost. We expect this technology will render solar power to be less expensive than energy produced from fossil fuels. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue producing assets. The Company operates in a rapidly changing technological market and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and we have sustained losses since Inception. Because losses will continue until such time that the Company can procure equipment and complete development of its manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next twelve months the Company intends to fund its operations through the sale of common stock to third parties through its Regulation A (Tier 2) offering and other means of financing as available. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

F-7

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Patents and Trademark

Patents and trademarks are recorded at cost. Amortization is computed using the straight-line method over the estimated useful lives of the assets once they are awarded. Patents have not yet been awarded.

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenue from sales of silicon solar modules when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date, we have not generated any revenue.

F-8

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 “Share-Based Payment”. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 “Equity”. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 “Income Taxes” (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and convertible debt. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. As of December 31, 2016 and 2015, 11,610,000 and 10,785,000 options and convertible debt, convertible into 1,032,127 and 782,440, respectively, were excluded from diluted EPS as their effects were anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

The Company has 1 vendor as of December 31, 2016 and 2015 that makes up 55% and 82% of accounts payable, respectively. Management does not believe the loss of the vendors with material concentrations as noted above, would not have a significant impact on the Company’s operations.

F-9

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” to address the diversity that exists on how entities classify and present changes in restricted cash or restricted cash equivalents on the statement of cash flows. Other than limited guidance for not-for-profit entities, current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash or restricted cash equivalents. The amendments in this update now provide guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. This ASU is effective for public entities for annual periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. We do not think that the adoption of this ASU will have a significant impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to provide guidance on eight specific cash flow issues where current GAAP is unclear or does not have specific guidance. The cash flow issues covered by this ASU are: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. The effective date and transition requirements of this ASU for public entities are effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. We are currently evaluating the impact of the adoption of this ASU on our financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” as part of the Board’s Simplification Initiative. The areas for simplification in this Update involves several aspects of share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Variables such as timing of award settlements or expirations, changes in stock price over time, ultimate payout levels for awards with performance contingencies, shares cancelled before vesting, and the tax rules in effect at the time of settlement will impact both the timing and the amount of the tax deductions. We are currently evaluating the impact of the adoption of this ASU on our financial statements.

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-10

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2016	December 31, 2015
Furniture and equipment	$29,352	$9,788
Leasehold improvements	15,500	15,500
Accumulated depreciation	(17,744)	(6,622)
Furniture and equipment, net	$27,108	$18,666

Depreciation expense for the years ended December 31, 2016 and 2015 was $11,122 and $6,622, respectively.

NOTE 4 –CONVERTIBLE DEBT

During the year ended December 31, 2015, the Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. The note bears interest at 3.25% with a 6% default rate. The note is due in lump sum on June 12, 2020 and accordingly, has been classified as long term. The note is convertible at the earliest of the following events: 1) the consumption of an investment by an institutional investor or corporate-strategic investor through a single transaction or related series of transaction in aggregate of over $500,000, 2) change in ownership of over 50%, and 3) the date that is five years subsequent to the notes effective date. The conversion price is equal to $20,000,000 divided by the aggregate number of shares of the Company’s common stock on the date of conversion.

Interest expense for the years ended December 31, 2016 and 2015 was $4,988 and $2,641, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Lease

The Company has entered into lease agreements with for its corporate office in Santa Monica, CA. The lease is for 26 months with lease payments ranging from $5,106 to $5,523. The following table summarizes the Company's future minimum commitment under lease agreement as of December 31, 2016:

2017	$22,091

Rent expense for the years ended December 31, 2016 and 2015 was $79,551 and $81,293, respectively

Research and Development Agreement

In August 2014 the Company entered into a research and development agreement with Phoenix Nuclear Labs, LLC (“PNL”) for the development of the Company’s ion implantation system technology (the “PNL Agreement”).  The first phase of the PNL Agreement calls for development payments based on outlined tasks defined by the agreement totaling $283,967.  The second phase of the agreement is for the production of a prototype accelerator system for which the final price must be negotiated prior to its production.  If and when a final agreeable price can be determined between the two parties, the PNL Agreement provides for a supply agreement of up to five (5) years, and would require the purchase of at least nine (9) accelerator systems.  The PNL Agreement also includes a five (5) year profit sharing fees of 3.5% of net profits payable to the Company for certain profits generated by PNL that include the Company’s technology.  During the years ended December 31, 2016 and 2015, the Company recognized research and development costs of $56,793 and $170,380 related to the first phase of this agreement.  As of December 31, 2016, $0 was due to PNL.

F-11

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS DEFICIT

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

Contributed Capital

During the years ended December 31, 2016 and 2015 our Chief Executive Officer contributed $0 and $19,500, respectively.

Private Placement

During the years ended December 31, 2016 and 2015, the Company entered into various subscription agreements and issued 29,291,601 and 24,368,267 shares of common stock for funds received of $1,570,100 and $857,945, respectively. During the two years ended December 31, 2016, the Company issued shares ranging from $0.012 to $0.10 per share. The shares issued at $0.10 were to related parties.

As of December 31, 2016 and 2015, the Company maintained a subscription receivable from a related party of $8,500 and $8,500, respectively for shares that were issued for which the related funds had not yet been received. The Company expects to receive the funds in full.

As part of the private placements above, the Company entered into a securities purchase agreement with Marooned, Inc. (“Marooned Agreement”) which agreed to fund the subscription agreement in three tranches. During the year ended December 31, 2015, the first tranche of $150,000 was received for the issuance of 5,514,706 shares of common stock. The second and third tranche of $150,000 and $200,000 for 5,514,706 and 7,352,941 shares of common stock were made in 2016 as scheduled. Upon the third tranche of funds being received, the Company was obligated to issue and additional 280,000 shares of common stock. Subsequent to year end, the funds were received, see Note 9.

The Marooned Agreement includes piggyback registration rights which require the Company to include in any registration statement to register the shares for resale in accordance with securities law.

Stock Options

On February 18, 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights (“SARs”), stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2016 and 2015, the Company granted 875,000 and 185,000 options to various employees and contractors. Each option had a life of ten years, had exercise price of approximately $0.13 and had vesting terms ranging from three to four years. The Company will expense the value of the options over the vesting period of three to four years for the employees. For non-employees the Company revalued the fair market value of the options at each reporting period under the provisions of ASC 505.  The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs:

	December 31, 2016	December 31, 2015
Expected life (years)	4.25 - 6.25	4.5 - 6.25
Risk-free interest rate	1.0%	1.5 – 1.6%
Expected volatility	80%	80%
Annual dividend yield	0%	0%

F-12

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The total value of the options issued during 2016 and 2015 to employees and directors was $41,650 and $0 which will be recognized over vesting terms. Options issued to consultants will be revalued periodically based on the guidance of ASC 505.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company’s stock options activity and related information is as follows:

		Weighted	Weighted average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Term
Outstanding at December 31, 2014	10,600,000	$0.13	9.2
Granted	185,000	0.13	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	10,785,000	0.13	8.2
Granted	875,000	0.13	10.0
Exercised	-	-	-
Expired/Cancelled	(50,000)	0.13	8.5
Outstanding at December 31, 2016	11,610,000	$0.13	7.3

Exercisable at December 31, 2015	5,187,500	$0.13	8.2
Exercisable at December 31, 2016	8,173,750	$0.13	7.2

As of December 31, 2016, there was approximately $31,000 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over the next four years as follows: 2017 - $15,000, 2018 - $7,000, 2019 - $7,000, and 2020 - $2,000.

Based on the current valuations, total unrecognized compensation costs related to non-vested share-based compensation arrangements with contractors totaled $30,000. Such compensation cost may change based on the revaluation of options issued to consultants under ASC 505 and will be recognized through 2019.

During the years ended December 31, 2016 and 2015, stock option compensation was $32,097, and $18,754, respectively, and included in general and administrative expenses in the accompanying statements of operations.

F-13

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Advances

From time to time, during the year ended December 31, 2014, the Company received advances from related parties for short-term working capital totaling $40,000. Such advances were considered short-term and non-interest bearing. In 2015, all amounts were repaid.

Private Placement

During the year ended December 31, 2015, related parties participated in the private placement offering; they purchased, in the aggregate, 3,527,743 shares for $224,500. There were no such purchases in 2016. In addition, the subscription receivable as of December 31, 2016 and 2015, totaling $8,500 and $8,500, respectively, is due from a related party.

Related Party Convertible Debt

The Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. See Note 4 for additional information.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2016	2015
Current tax provision:
Federal	$-	$-
State	800	800
Total	800	800

Deferred tax provision:
Federal	(832,000)	(323,000)
State	(143,000)	(55,000)
Total	(975,000)	(378,000)
Valuation allowance	975,000	378,000
Total provision for income taxes	$800	$800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2016	2015
Federal tax benefit at statutory rate	34.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	5.8%	5.8%
Stock compensation	-7.3%	-1.0%
Non-deductible entertainment	-0.1%	-0.0%
Temporary differences:
Accounts payable and accrued liabilities	0.6%	-2.4%
Other	-0.5%	2.4%
Change in valuation allowance	-32.5%	-38.8%
Total provision	0.0%	0.0%

F-14

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2016	2015
Current:
Other	$17,000	$27,000

Noncurrent:
Net operating loss carryforwards	958,000	351,000
Valuation allowance	(975,000)	(378,000)
Net deferred tax asset	$-	$-

The Company’s valuation allowance increased by $597,000. Based on federal tax returns filed, or to be filed, through December 31, 2016, we had available approximately $2,405,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire 2033 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013.  The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

On May 5, 2017, the Company entered into a new lease in Santa Monica, CA which will be the facility for future operations. The lease is for three years, ending in April 2020. Base rent ranges from $18,750 - $19,865 per month. During months 13-14 and 25-26 of the lease, 50% of the then monthly rent is abated. The security deposit on the facility is $78,883.

Subsequent to year end, the Company issued 500,000 shares of common stock to a service provider for video production based the terms of their agreement.

Subsequent to year end, the Company entered into an amended for the PNL Agreement disclosed in Note 5. The amended PNL Agreement, formalizes a purchase price of each unit being ordered, as well as payment terms and timelines.

The Company’s Regulation A offering became qualified in January 2017 which contemplate selling shares of common stock at $1.52 per share. Since that time, the Company has drawn funds out of escrow totaling $1,340,425. The offering is ongoing.

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 10, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

F-15

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on May 15, 2017.

Rayton Solar, Inc.

/s/ Andrew Yakub

By Andrew Yakub, Chief Executive Officer of Rayton Solar, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Yakub

Andrew Yakub, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Chairman of the Board of Directors

Date: May 15, 2017

/s/ James Rosenzweig

James Rosenzweig, Director

Date: May 15, 2017

/s/ Mark Goorsky

Mark Goorsky, Director

Date: May 15, 2017